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                                                               EXHIBIT 99(a)(4)
Dear WorldGate Optionee:

As I am sure all of you are aware a large number of the WorldGate stock options were issued at a time when Internet and technology stocks in general were at an all time high. After the adjustment of the market to reflect much lower stock values many WorldGate stock options, like the options of other Internet and technology companies, have an exercise price that is considerably higher than the current market price, and therefore no longer provide the incentive for which they were intended. At its last meeting the WorldGate Board of Directors approved a stock option exchange offer (the "Exchange Offer") in an effort to continue to recognize your important role in building WorldGate's future by ensuring that there are strong financial incentives available to you now and in the future.

This Exchange Offer will provide Optionees with the opportunity to cancel stock options granted with an exercise price of $5.00 or above, in exchange for replacement options to be granted six months and one day after their cancellation. Accounting regulations require WorldGate to wait at least 6 months after the cancellation of an option to make any option grants to the optionee that has cancelled an option. Furthermore these same regulations require that all options granted within the six month period prior to the effective cancellation date of the Exchange Offer also be canceled and exchanged for replacement options as part of the Exchange Offer.

If you choose to accept this Exchange Offer, such of your unexercised (vested and unvested) WorldGate stock options that have a strike price of $5.00 or above that you elect to cancel will be canceled on July 23, 2001, in exchange for new options that WorldGate will grant to you on January 24, 2002. In order to be eligible for this Exchange Offer you must elect to cancel all options granted during the six month period immediately preceding the cancellation, i.e., January 22, 2001 until July 23, 2001. The election period for the Exchange Offer is currently scheduled to run from June 25 to July 23, 2001. This Exchange Offer provides you the potential for increased stock option value during the term of the new options.

The following materials explain in detail the terms and conditions of the Exchange Offer and the exchange procedure. To participate in the Exchange Offer, you will need to complete and return the necessary paperwork at any time during the period from June 25 through 5:30 p.m. (Philadelphia time) on July 23, 2001. Please read the following materials carefully before making your decision whether to participate and save them for your reference:

          o The Stock Option Exchange Offer Memorandum that sets forth the terms and conditions of the Exchange Offer and that you will need to sign and return to accept the offer;

          o Questions & Answers, a summary of the terms, that address how the Exchange Offer works and the exchange procedure;

          o the WorldGate Communications, Inc. 1996 Stock Option Plan, as amended, under which the new options will be granted, together with the Information Statement for that Plan; and

          o WorldGate's latest annual report for the year ended December 31, 2000 and quarterly report on Form 10-Q for the quarter ended March 31, 2001.

Copies of these materials are available through Human Resources or on the WorldGate Intranet in the Human Resources subdirectory of the Public Directory on the Neptune server.

I want to thank you again for your ongoing commitment to our business. With your help we have built WorldGate into a strong and respected industry leader. I remain fully confident that by working together we will meet the challenges of our highly competitive industry and achieve tremendous success.


Best Regards,

/s/ Hal Krisbergh
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Hal Krisbergh
Chairman and CEO